UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2022
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 28, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Inc. Completes Going-Private Transaction
MONTREAL, QUÉBEC, SARASOTA, FL and SANTA MONICA, CA – June 28, 2022 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG” or the “Company”) is pleased to announce that the acquisition of the Company by an affiliate of Clearlake Capital Group, L.P. (the “Purchaser”) by way of a plan of arrangement in accordance with Section 192 of the Canada Business Corporations Act (the “Arrangement”) was completed earlier today. Under the terms of the Arrangement, the Purchaser has acquired all of the outstanding shares of the Company for CDN$40.50 per share.
Consideration for the purchased shares of the Company has been paid to TSX Trust Company, as depositary under the Arrangement, and will be provided to former shareholders as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or Direct Registration System (DRS) Advice(s) representing shares formerly held by them).
As a result of the transaction, the shares of the Company will be de-listed from the Toronto Stock Exchange shortly and the Company will apply to cease to be a reporting issuer in all the provinces and territories of Canada. The Company will also file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to deregister the shares of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to terminate, its obligation to file reports with the SEC under the Exchange Act.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, IPG employs approximately 4,200 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe. For information about the Company, visit www.itape.com.
About Clearlake Capital Group, L.P.
Founded in 2006, Clearlake Capital Group, L.P. is an investment firm, operating integrated businesses across private equity, credit, and other related strategies. With a sector-focused approach, the firm seeks to partner with management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake Capital Group, L.P.’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, consumer, and technology. Clearlake Capital Group, L.P. currently has over $72 billion of assets under management, and its senior investment principals have led or co-led over 400 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @Clearlakecap.

Forward-Looking Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs including the availability and pricing due to supply chain disruptions; selling prices including maintaining dollar spread due to higher raw material and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2021 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.
In connection with the above, the Purchaser has filed an early warning report under the Company's profile on SEDAR. The address of the Purchaser is 666 Burrard St., Suite 700, Vancouver, British Columbia, V6C 2X8.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com